EXHIBIT 99.1

Allied Gold Reports Record Q4 Production, Advances Growth Strategy and Completes Key Step Toward Transaction with Zijin Gold

TORONTO, March 31, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC) (NYSE: AAUC) (“Allied” or the “Company”) herein provides its audited financial and operational results for the fourth quarter of 2025. As previously disclosed, the Company produced 117,004 ounces of gold in the fourth quarter and 379,081 ounces for the full-year 2025. Performance was in line with expectations and operating plans, exceeding Q4 guidance and delivering solid momentum heading into 2026. All-in Sustaining Costs (“AISC”)(1) for the quarter improved from the previous period and are estimated at $1,980 per ounce sold, which, together with higher realized gold prices, led to increased margins and cash flows.

FOURTH QUARTER HIGHLIGHTS

Financial Results Highlights

  Earnings:
    Fourth quarter net loss of $23.6 million or $(0.19) per share.
    Fourth quarter adjusted earnings(1) of $69.0 million or $0.56 per share.

  Cash Flows and EBITDA:

    Net cash generated from operating activities for the quarter was $189.3 million.
    Operating cash flows before income tax paid and movements in working capital were a strong inflow of $227.1 million.
    EBITDA(1) and Adjusted EBITDA(1) for the three months ended December 31, 2025, were $138.6 million and $204.6 million, respectively. For the full year, EBITDA(1) was $335.6 million and Adjusted EBITDA(1) was $523.8 million, demonstrating a significant increase compared to the previous year.
  Strong Financial Position: As of December 31, 2025, the Company had cash and cash equivalents of $479.8 million.

Operational Highlights

  Fourth Quarter Production: The Company produced 117,004 ounces of gold in the fourth quarter, bringing total production for 2025 to 379,081 ounces, exceeding the Company’s annual production guidance of above 375,000 ounces. Gold production for the fourth quarter was the highest of the year and was driven mainly by higher grades and increased ore output across all operations.
  Record Quarterly Output: Fourth quarter production represents a 34% increase over the average production of the three previous quarters in 2025 and is the highest quarterly production achieved to date by the Company.
  Performance by Asset:

    At Sadiola, production of 57,191 ounces in the fourth quarter demonstrated the improved operating performance expected to continue in 2026 and beyond. Production was mainly supported by mining transitional and oxide ore from Sadiola Main Pit Stage 5 and oxides from Sekekoto West, which provided higher grades and throughput.
    At Bonikro, production of 33,279 ounces in the fourth quarter was substantially increased from the previous quarter, benefiting from access to higher-grade ore due to the stripping completed earlier in the year.
    At Agbaou, strong production of 26,534 ounces in the fourth quarter was driven by higher throughput and improved mining performance.
  Costs Trending Down: AISC(1) for the quarter reached $1,980 per ounce, continuing the trend of sequential reductions as a result of increased production, mining sequencing and operational improvements. This represents a reduction of approximately 5% over the AISC realized in the third quarter, despite higher royalties driven by higher average gold prices.
  Increased AISC Margins: AISC margins, based on spot sales, increased from $1,370 per ounce of gold sold in the third quarter to approximately $2,160 per ounce of gold sold in the fourth quarter. Compared with the third and second quarters, fourth quarter margins were approximately 58% and 185% higher, respectively.
  Growth Projects: The Sadiola Phase 1 grinding circuit expansion was completed in the fourth quarter, with completion of ancillary systems and ramp-up expected in the first quarter of 2026. Construction activities at the Kurmuk Project progressed well during the fourth quarter, and the project remains on schedule and on budget, with operations expected to commence in mid-2026.
  Exploration: A total of 40,503 metres of exploration drilling in 265 holes were completed over the Company's project areas in Mali, Côte d’Ivoire and Ethiopia during the fourth quarter of 2025. For the year, the Company completed 1,919 exploration and sterilization holes totalling 193,940 metres. This investment towards ongoing programs is designed to maintain current mineral resources, with a continuing short-term bias to define additional oxide gold resources at Sadiola and in Côte d’Ivoire, increase Inferred Mineral Resources and deliver opportunities to further increase the Mineral Resources at all three sites to meet long term Mineral Resource goals. Drilling activities were also carried out to support on-going operations, including sterilization drilling and short-term model validation work.

Advancement of Key Growth Initiatives

  Kurmuk: The project is progressing well, with procurement and logistics of critical items substantially completed at year-end. The key focus during the quarter was on logistics for transporting major equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk continued mechanical activities throughout the first quarter of 2026, progressing the remaining earthworks at the tailings storage facility and haulage road, and advancing piping and electrical installation, other infrastructure, and ancillary facilities. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.
  Sadiola Phased Expansion: The Company advanced its Phase 1 expansion at Sadiola in late 2025, commencing fresh ore processing and ramping up the new mill in Q1 2026 alongside supporting infrastructure and power upgrades, with further optimization initiatives underway to improve performance and reduce costs. Ongoing studies have identified the addition of a pre-leach thickener as a key component of future expansion, and engineering has commenced ahead of planned construction in 2026. The Company has adopted a phased, organic growth strategy to expand throughput beyond 9 Mt/y by progressively upgrading the existing plant in stages (7 Mt/y and 8 Mt/y), enabling more efficient capital deployment and risk management while advancing recovery improvements and energy initiatives in parallel. Initial work on the 7 Mt/y expansion is expected to begin in 2026, supported by approximately $200 million of capital, alongside continued development of a staged, scalable energy program incorporating hybrid thermal and solar generation with battery storage to support long-term growth.

Financing and Corporate Development Highlights

Transaction with Zijin Gold

Having been advised by Zijin Gold International Company Limited ("Zijin Gold") in January that their formal and detailed diligence and internal approval processes had been completed, and that Zijin Gold wished to proceed with a transaction which was in line with the Company's value expectations, the Company engaged in full negotiation on price and terms of a possible transaction. On January 26, 2026, following several weeks of detailed negotiations, the Company announced it had entered into a definitive agreement (the "Arrangement Agreement" or the "Agreement"), pursuant to which Zijin Gold, a public company listed on the Hong Kong Stock Exchange, had agreed to acquire all of the issued and outstanding shares of Allied Gold (the “Transaction”) at a price of C$44 per share (the “Offer Price”) in cash, pursuant to the terms of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement). The Board determined that the offer immediately achieved fair value realization while mitigating business risks, particularly in highly volatile markets, and Zijin Gold had demonstrated a strong track record of long-term asset stewardship and consequently, there was a suspension of the other strategic opportunities.

The en bloc equity value of the Company, taking into account the implied total value of the assets of the Company and cash on hand, pursuant to the Arrangement is approximately C$5.5 billion based on Allied Gold’s common shares outstanding and the offer price to shareholders, realizing a significant, certain and immediate value for Allied Gold shareholders.

Benefits of the Arrangement:

  The strong fundamental value of Allied Gold, underpinned by two tier-one, generational mines with imminent and significant growth, positioning it as a differentiated asset base, has been validated by the Zijin Gold transaction, and is clearly reflected in the transaction terms.
  Immediate and significant premium of approximately 27% to the 30-day volume-weighted average share price on the TSX prior to the announcement of the transaction.
  Consideration represents an all-time high for Allied's common share price.
  All-cash offer that is not subject to a financing condition and that provides shareholders with immediate liquidity, crystallizing significant and certain value amid extreme volatility in gold prices, and reducing exposure to broader market volatility.
  Strong deal certainty with a highly credible and leading global mining company as purchaser with the financial resources necessary to complete the Arrangement and a demonstrated track record of completed transactions in Canadian capital markets.

With the requisite Allied shareholder approval having been obtained on March 31, 2026 and regulatory approvals in progress, the goal remains to close as soon as possible and before the outside date in the Agreement, with the continuing objective of closing at the end of April, subject to the satisfaction of customary closing conditions, including the receipt of all required regulatory approvals and final court approval. Such regulatory approvals are currently underway in multiple jurisdictions, with Zijin Gold and Allied working cooperatively in a sensible and disciplined manner. While broader global geopolitical events and circumstances should not impact the progress of the regulatory process for the transaction, both companies monitor these events and circumstances and regularly discuss possible implications of those events and circumstances. There is no assurance that these events and circumstances will not have an impact on the transaction or timing for approvals nor that such approvals will be received. Both companies continue to demonstrate a strong commitment to complete the transaction. Further, the companies are working on an orderly transition, including site detailed visits, management integration planning, and evaluating further asset optimizations and opportunities aimed at unlocking future value for the asset platform.

Overnight Marketed Equity Offering

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

Sustainability, Health and Safety Highlights

  The Company did not report any significant Environmental Incidents for the three months or year ended December 31, 2025.
  The Company’s Total Recordable Injury Rate was 1.21 for the year ended December 31, 2025.
  The Company reported seven Lost Time Injuries, resulting in Lost Time Injury Rate of 0.29 for the year ended December 31, 2025.
  In terms of Artisanal and Small-Scale Gold Mining (“ASGM”), the Company continued the development of a strategy and an internal detailed situational analysis in Ethiopia. For other countries, a detailed action plan has been developed to understand the context, and the Company has begun the development of a management plan to address the situation.

Operational Results and Outlook

Certain optimizations improved performance throughout 2025, resulting in record production in the fourth quarter of 2025 driven by strong performance at Sadiola and the CDI Complex. Sadiola delivered 57,191 ounces in the fourth quarter, demonstrating improved operating performance driven by higher-grade transitional and oxide ore from Sadiola Main Pit Stage 5 and Sekekoto West. Bonikro produced 33,279 ounces, reflecting a significant quarter-over-quarter increase following earlier stripping that enabled access to higher-grade material. Agbaou achieved a strong production of 26,534 ounces, supported by higher throughput and improved mining performance.

The Company’s key focus for 2026 is to continue implementing its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows. Alongside this, the Company's key strategic priority is the completion of construction and the commencement of operations at the Kurmuk Project, expected in mid-2026, while continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations.

As previously guided, the Company expects to produce between 385,000 and 425,000 ounces of gold in 2026 from its currently producing mines, and between 100,000 and 150,000 ounces of gold from the Kurmuk Project, which is expected to begin production in mid-2026. The range is driven by different ramp-up scenarios. The lower end represents a conservative case that assumes stable grid power is achieved in late Q3 (as opposed to mid-Q2), reflecting exogenous factors outside the Company’s control. The power utility remains committed to providing sufficient stable power by mid-Q2; accordingly, the Company’s objective is to deliver production closer to the midpoint or higher end of the range. Total production guidance, including contributions from Kurmuk, is expected to be 485,000 to 575,000 ounces of gold. This is consistent with the historical production profile of the Company’s existing operations of 375,000 to 400,000 ounces, with incremental increases driven by access to higher grades and ongoing operational improvements and expansions.

First quarter results are expected to put the Company well on-track towards its annual guidance, and strong EBITDA(1) margins are expected to continue to improve.

OPERATING RESULTS SUMMARY

	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Gold ounces
Production	117,004	99,632	379,081	358,091
Sales(3)	113,446	64,769	418,168	313,455
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,942	$1,773	$2,013	$1,627
Cash Costs(1)	$1,830	$1,589	$1,847	$1,484
AISC(1)	$1,980	$1,987	$2,037	$1,730

Average revenue per ounce sold	$3,765	$2,634	$3,242	$2,327
Average market price per ounce	$4,135	$2,663	$3,432	$2,389

The mine-site level cost of sales per ounce, cash costs(1), AISC(1) in the fourth quarter of 2025 were $1,942, $1,830, and $1,980 per ounce, respectively, reflecting the improved operational performance driven by Sadiola and the CDI Complex.

For 2026, the projected mine-site level cost of sales per ounce, cash costs(1), AISC(1) are expected to be between $1,945-2,160, $1,550-1,680 and $1,750-1,900 per ounce, respectively, based on a gold price assumption of $4,250 per ounce.

2025 Operational Results

	Production (ounces)	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola	193,880	2,137	2,030	2,105
Bonikro	100,678	1,786	1,436	1,678
Agbaou	84,523	1,937	1,824	2,269
Total Gold Production	379,081	2,013	1,847	2,037

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	2.17	2.44	6.52	7.17
Waste mined (M tonnes)	8.32	6.43	27.27	24.37
Ore processed (M tonnes)	1.25	1.05	4.95	4.59
Gold
Production (Ounces)	57,191	54,210	193,880	193,462
Sales(3) (Ounces)	55,921	14,619	236,970	145,285
Feed grade (g/t)	1.62	1.67	1.37	1.46
Recovery rate (%)	86.6%	93.8%	88.2%	87.5%
Total cost of sales per ounce sold(4)	$2,131	$1,965	$2,137	$1,372
Cash costs per ounce sold(1)	$2,051	$1,862	$2,030	$1,327
AISC per ounce sold(1)	$2,104	$2,826	$2,105	$1,580
Financial (In thousands of US Dollars)
Revenue	$209,274	$38,792	$734,156	$334,584
Cost of sales (excluding DDA)	(115,061)	(27,293)	(466,005)	(193,176)
Gross profit excluding DDA(1)	$94,213	$11,499	$268,151	$141,408
DDA	(4,095)	(1,433)	(23,029)	(6,183)
Gross Profit	$90,118	$10,066	$245,122	$135,225
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$69	$3,682	$3,402	$20,064
Expansionary(1)	14,864	4,666	62,985	16,701
Exploration(1)	4	65	365	1,200

For the three months ended December 31, 2025, Sadiola produced 57,191 ounces of gold, compared to the 54,210 ounces produced in the comparative prior year quarter. Production in the fourth quarter represents record quarterly production for the mine since the Company went public in 2023, demonstrating the improved operating performance expected to continue in 2026 and beyond.

Production was mainly supported by mining transitional and oxide ore from Sadiola Main Pit Stage 5 and oxides from Sekekoto, which provided higher grades and throughput. Strong production in the fourth quarter of 2025 was further supported by the continued mobilization of new equipment by the mining contractor and strong performance at the processing plant. Following continued mobilization of additional equipment by the mining contractor in the fourth quarter, further equipment additions were observed during the first quarter of 2026. Instrumentation upgrades at the process plant were commissioned and at full capacity starting mid-February 2026. In the interim, optimization initiatives implemented throughout 2025, including increased mining and processing of oxide ore and improved operational efficiency on the existing process plant circuit, resulted in throughput consistently exceeding the pre-automation baseline. This delivered a cumulative increase of approximately 361,000 tonnes for the year, which occurred primarily in the fourth quarter. These outcomes reflect stronger process control, improved instrumentation reliability, and a more stable operating regime.

The Company continues to advance the development and preparation of new projects with near-surface, medium- to high-grade oxide zones, including FE4, FE2.5, and Sadiola Main Stage 6, which are expected to contribute to gold production in the short and medium term. Furthermore, FE2 North and Tambali North extension projects were brought forward through ongoing exploration efforts to identify additional near-surface oxide discoveries. These targets form part of the Company’s 2026 high-grade exploration pipeline and are expected to enhance operational flexibility and potentially boost production in 2026 and beyond.

With rising mining volumes, improved fresh-ore preparation, and active improvement programs, Sadiola is well positioned to stabilize production and sustain stronger margins over the medium term.

As previously discussed, the Company is advancing studies to define the best strategy for the next phase of the mine's expansion. Please refer to Sadiola Expansion Project below for further details. Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. Please refer to Sadiola Energy Program below.

Total cost of sales(4) and AISC(1) for the quarter were $2,131 and $2,104, respectively, per gold ounce. As previously guided, AISC(1) for the fourth quarter continued the trend of material reductions as a result of increased production, mining sequencing and operational improvements. This represents a reduction from the third quarter, despite higher royalties driven by higher average gold prices. The estimated gold price impact on fourth quarter AISC as a result of higher royalties due to average gold prices of approximately $4,145 versus an average of approximately $3,460 in the third quarter amounts to over $100 per ounce, implying a substantial gold-price-adjusted reduction in AISC on a quarter-over-quarter basis.

Gold sales for the current quarter were mostly in line with production, with small differences attributable to timing of shipments.

Sadiola Expansion Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

On December 21, 2025, the Company announced that it commenced operations and began processing ore through the fresh ore comminution circuit installed pursuant to the Phase 1 expansion at Sadiola, marking a significant milestone in the transformational growth strategy for this long-life asset. The Phase 1 expansion is aimed at increasing production, reducing costs and materially increasing cash flows through a phased expansion approach. The Phase 1 mill ramped up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce reagent consumption incrementally.

The Company has been advancing studies to define the best strategy for the next phase of the mine's expansion. The initial conclusion of these studies was that adding a pre-leach thickener to the circuit allows the plant to process over 90% of the fresh ore in the feed, increasing operational flexibility and potentially increasing production. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design in late 2025 to prepare for construction in 2026.

Allied concluded in the fourth quarter that the best execution strategy for expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 Mt/y of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 Mt/y and 8 Mt/y. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital efficiency and returns. For 2026, the Company will advance the engineering and early works required for the 7 Mt/y step, together with the studies to increase recoveries, new tailings dam construction and solar farm earthworks and mobilization.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Sadiola Main, Tambali, Sekekoto West, FE3/4, FE2 Trend and TK1 support Allied's strategy to leverage the existing resources, known mineralization trends and infrastructure to maximize production and cash flows in the short to medium term.

On October 29, 2025, Allied presented results of the exploration programs carried out over the Sadiola property during 2025. The Company’s five-year exploration goal for Sadiola is to reach over 14 million ounces of Mineral Resources, representing a sequential target of over 3.5 million ounces of new Mineral Resources in addition to the current inventory. The objective includes adding approximately 1.0 million ounces of new oxide, which, in turn, supports Sadiola’s medium-term and long-term expansion strategy, providing upside and optionality. Exploration drilling has intersected significant new zones and extensions at Sekekoto West/S12, Tambali, FE2 Trend, and FE3/4 Trend with Sekekoto West and the southern part of the FE2 Trend (FE2.5) potentially providing short-term, new and more proximal high-grade oxide resources for the Sadiola mill as mining at Korali Sud winds down. Mineralization remains open along strike and at depth across all four target areas. Select highlights from the news release (see Allied Gold's press release dated October 29, 2025 available at alliedgold.com for full details) include:

  Sekekoto West/S12: 33.0 metres @ 15.23 g/t Au (SARC 1699) and 25.0 metres @ 11.90 g/t Au (SARC1695)
  Tambali: 12.6 metres @ 18.87 g/t Au (SADD181) and 6.7 metres @ 8.74 g/t Au (SADD264)
  FE2 Trend: 3.0 metres @ 28.19 g/t Au (SARC2318) and 8.0 metres @ 6.55 g/t Au (SARC2321)
  FE3/4 Trend: 18.0 metres @ 10.68 g/t Au (SARC1957) and 20.0 metres @ 5.53 g/t Au (SARC1948)

In 2026, Sadiola will see continued efforts with five drills dedicated to continue testing for, and extending, the gold mineralized structures at Sadiola Main, Tambali, FE2 Trend, Sekekoto Trend, FE3/FE4, TK1, Mandakoto and Kouloukan with an initial 2026 budget of $6.2 million. The exploration is focused on both oxide and shallow fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favored in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of ongoing discovery/additions are high.

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.62	0.59	2.29	2.98
Waste mined (M tonnes)	5.06	3.46	21.86	13.86
Ore processed (M tonnes)	0.64	0.50	2.58	2.20
Gold
Production (Ounces)	33,279	20,259	100,678	86,755
Sales (Ounces)	30,465	22,979	97,436	88,776
Feed grade (g/t)	1.72	1.42	1.28	1.33
Recovery rate (%)	94.7%	92.6%	94.2%	92.9%
Total cost of sales per ounce sold(4)	$1,541	$1,578	$1,786	$1,654
Cash costs per ounce sold(1)	$1,402	$1,183	$1,436	$1,272
AISC per ounce sold(1)	$1,746	$1,543	$1,678	$1,550
Financial (In thousands of US Dollars)
Revenue	$115,623	$60,477	$319,423	$206,908
Cost of sales (excluding DDA)	(42,969)	(27,330)	(140,712)	(113,356)
Gross profit excluding DDA(1)	$72,654	$33,147	$178,711	$93,552
DDA	(3,985)	(8,923)	(33,284)	(33,464)
Gross Profit	$68,669	$24,224	$145,427	$60,088
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$12,448	$6,031	$52,407	$20,407
Expansionary(1)	—	678	48	8,300
Exploration(1)	3,168	1,609	10,019	7,191

Bonikro produced 33,279 ounces of gold during the three months ended December 31, 2025, compared with 20,259 ounces produced in the comparable quarter of the previous year. For the fourth quarter, ore feed and grades were in line with plan, with slightly higher recoveries. Production in the fourth quarter was substantially increased from the previous quarter, benefiting from access to higher-grade ore due to the stripping completed earlier in the year. This performance builds on the operational improvements demonstrated throughout the year and is expected to continue into 2026, driven by the benefits of completing the stripping of pushback 5 in 2025, as well as other operational improvements.

For costs, as expected and guided, Bonikro's sustaining capital and AISC(1) continued to be impacted by capitalized stripping at PB5. Stripping activities conducted in 2025, will improve production and costs for upcoming years, as high grade ore will be exposed while significantly lower waste removal will be required.

Hiré Exploration

In the fourth quarter, drilling at Hiré focused on testing for oxides along the eastern extension of the Chapelle orebody and sterilization drilling to extend a waste dump near the Agbale open pit. In total 36 holes comprising 3,701.4 metres were drilled with the bulk of the holes completed with an RC drill.

Oumé Exploration

No exploration drilling was conducted over the Oumé area at the northern end of the Properties during the quarter. However, 27 geotech and hydro geology holes totalling 3,240.5 metres were completed in support of Mineral Resource and Mineral Reserve estimation studies. Prospecting and mapping were advanced over the Oumé area in Q4, with a focus on gathering data over specific Au-in-soil anomalies, interpreted structures and induced polarization anomalies with a goal to test at least 5 new target areas in the first half of 2026.

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Agbaou Key Performance Information (100% Basis)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	1.01	1.06	2.77	3.13
Waste mined (M tonnes)	8.78	8.97	38.24	28.63
Ore processed (M tonnes)	0.64	0.67	2.42	2.31
Gold
Production (Ounces)	26,534	25,163	84,523	77,874
Sales (Ounces)	27,060	27,171	83,762	79,394
Feed grade (g/t)	1.32	1.26	1.12	1.12
Recovery rate (%)	94.5%	94.5%	94.8%	94.9%
Total cost of sales per ounce sold(4)	$2,001	$1,835	$1,937	$2,065
Cash costs per ounce sold(1)	$1,856	$1,785	$1,824	$2,008
AISC per ounce sold(1)	$1,987	$1,910	$2,269	$2,207
Financial (In thousands of US Dollars)
Revenue	$102,923	$71,577	$278,245	$188,890
Cost of sales (excluding DDA)	(47,788)	(47,265)	(146,822)	(155,995)
Gross profit excluding DDA(1)	$55,135	$24,312	$131,423	$32,895
DDA	(6,360)	(2,598)	(15,430)	(7,974)
Gross Profit	$48,775	$21,714	$115,993	$24,921
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$1,555	$1,418	$30,791	$5,888
Expansionary(1)	—	—	284	7,238
Exploration(1)	1,521	—	4,160	—

Agbaou produced 26,534 ounces of gold during the three months ended December 31, 2025, compared to 25,163 ounces in the corresponding quarter of the previous year. Production in the fourth quarter focused on higher-grade fresh ore from the West pits and medium-grade oxide ore from the South and North pits. Ore mined was in line with plan, consistent with the previously outlined strategy to advance waste stripping in earlier quarters. This enabled access to higher ore tonnage and increased throughput at the process plant in the fourth quarter and into 2026. Continued stripping of the West pits is expected to provide access to ore to support the 2026 production, including securing access to higher-grade ore in the first quarter of 2026, ahead of the start of the rainy season.

Costs for the fourth quarter, as anticipated, began decreasing, as the waste removal at WP 7 until the third quarter, benefited access to oxide ore in the fourth quarter of 2025 which had significantly less stripping, along with the successful implementation of a centralized management model.

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The benefits of the centralized contractor model and the Hub-and-Spoke structure implemented are becoming more evident, enabling improved agility in managing shared resources and coordinating recovery efforts across sites. These enablers will be further embedded in the coming months as the Company transitions from initiation to full execution. Looking ahead, execution discipline will remain central to delivering value in the second half. With deeper integration of the Hub-and-Spoke model, continued focus on plant optimization, and improved mining flexibility.

In addition to operational factors, the increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026.

Agbaou Exploration

Allied is actively pursuing opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. In the fourth quarter of 2025, Allied completed 49 holes totalling 9,883.2 metres with up to five drills operating. These holes tested the down-dip extensions of known gold-bearing ore bodies and in one case, testing of a new gold zone. This sustained effort, which commenced in July 2025, comprises a minimum of 166 holes totalling 35,072 metres with a goal of adding several more years of mine life. This work program is approximately 52% completed and scheduled to finish near the end of the first quarter of 2026.

Looking forward to 2026, testing of the known zones to depth will continue along with testing for oxide gold zones along strike of known deposits and new targets outside of the compensation boundaries.

Kurmuk

The Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the fourth quarter of 2025.

The project is progressing well, with procurement and logistics of critical items substantially completed at year-end. The key focus during the quarter was on logistics for transporting equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk continued mechanical activities throughout the first quarter, progressing the remaining earthworks at the tailings storage facility and haulage road, and advancing piping and electrical installation, other infrastructure, and ancillary facilities. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.

The key focus during the first quarter 2026 and the rest of the year is the completion and close-out of all remaining engineering and procurement activities, with particular emphasis on finalizing outstanding fabrication works and concluding all logistics arrangements for the transport of equipment, materials, and other long-lead items to site. This includes managing international and local supply chains, final inspections, expediting of critical items, and coordination of delivery schedules to align with site readiness and construction sequencing. Mobilization of the electrical, control and instrumentation contractor occurred in the first quarter of 2026, with the commencement of electrical, control and instrumentation work across the process plant and associated infrastructure areas. In parallel, piping installation will commence and ramp up across key plant circuits, enabling progressive completion of mechanical scopes and supporting downstream pre-commissioning activities. These activities will be closely coordinated with ongoing structural, mechanical, piping, and plate works to ensure efficient interface management across all work fronts. Bulk mining activities, initiated in the third quarter of 2025, will continue to ramp up in line with the production schedule, supporting the build-up of run-of-mine stockpiles and ensuring operational readiness for plant commissioning. The crushing circuit remains on track for early completion, which is critical to ensuring sufficient ore availability to support the targeted mid-year first gold milestone. Focus will be placed on achieving mechanical completion, testing, and handover of the crushing facilities to enable timely integration into the overall commissioning sequence. Overall construction activity is expected to reach peak levels, approximately 3,000 people, during the first quarter of 2026, with multiple disciplines progressing in parallel across the process plant, infrastructure, tailings, and mining areas. This peak period will be characterized by intensified site activity, increased manpower levels, and a strong focus on productivity, safety performance, quality control, and schedule adherence to ensure the project remains firmly on track to achieve its key operational milestones. Safety is the primary focus area during this period.

Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of engineering for the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the project execution, with subsequent modifications to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of the Company's assets.

Kurmuk Project Exploration

On November 27, 2025, Allied presented results of the exploration programs carried out over the Kurmuk Property during the period from mid 2024 to the middle of November 2025. The Company’s five-year exploration goal for Kurmuk is to reach 5 million ounces of Mineral Resources, representing a sequential target of over 1.5 million ounces of new Mineral Resources in addition to the current inventory. The objective includes adding at least 0.5 million ounces of new Mineral Resources within 10 km of the mill, to sustain or exceed the initial gold production levels of approximately 290,000 ounces per annum. The exploration plan considers expanding on the existing Mineral Resources near both the Ashashire and Dish Mountain deposits, advancing exploration at Tsenge utilizing a combination of geophysical surveys, trenching and drilling with a focus on higher-grade and advancing exploration at three other prospects in the property. At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, as the limits to the mineralized system remain open. A significant amount of highly successful drilling and trenching was also carried out at Tsenge, confirming the strike extents of the gold-bearing system and depth extensions of the Hiccup Hill and Setota mineralized lenses, located at the southern end of the 9 km long Tsenge target. A first-pass drill program, which was completed over the Urchin Prospect located adjacent to the Ashashire haul road, yielded positive results and will require a follow-up drill program. Select exploration highlights from this news release (see Allied Gold's press release dated November 27, 2025 available at alliedgold.com for full details) include:

  Dish Mountain: 12.6 metres @ 2.93 g/t Au (DMDD774), 16.0 metres @ 2.61 g/t Au (DMDD765) and 9.3 metres @ 3.35 g/t Au (DMDD752)
  Tsenge - Hiccup Hill: 16.4 metres @ 13.0 g/t Au (TSDD041) and 10.0 metres @ 5.96 g/t Au (in trench TSCH012)
  Tsenge - Setota: 10.5 metres @ 1.85 g/t Au (TSDD036) and 20.0 metres @ 1.11 g/t Au (TSDD036)
  Urchin: 5.0 metres @ 3.47 g/t Au (ASRC031) and 4 metres @ 10.88 g/t Au (in trench URTR09)

For three months ended December 31, 2025	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	57,191	55,921	$2,131	$2,051	$2,104
Bonikro Gold Mine	33,279	30,465	$1,541	$1,402	$1,746
Agbaou Gold Mine	26,534	27,060	$2,001	$1,856	$1,987
Total	117,004	113,446	$1,942	$1,830	$1,980

Summary of Capital Expenditures

For three months ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$69	$3,682	$14,864	$4,666	$4	$65	$14,937	$8,413
Bonikro	12,448	6,031	—	678	3,168	1,610	15,616	8,319
Agbaou	1,555	1,418	—	—	1,521	—	3,076	1,418
Kurmuk and Ethiopia	—	—	73,167	56,497	—	—	73,167	56,497
Corporate and Other	—	145	13,078	—	—	—	13,078	145
Total	$14,072	$11,276	$101,109	$61,841	$4,693	$1,675	$119,874	$74,792

For years ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$3,402	$20,064	$62,985	$16,701	$365	$1,200	$66,752	$37,965
Bonikro	52,407	20,407	48	8,300	10,019	7,192	62,474	35,899
Agbaou	30,791	5,888	284	7,238	4,160	—	35,235	13,126
Kurmuk and Ethiopia	—	—	260,595	110,424	—	—	260,595	110,424
Corporate and Other	74	301	36,550	—	—	—	36,624	301
Total	$86,674	$46,660	$360,462	$142,663	$14,544	$8,392	$461,680	$197,715

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the year ended December 31, 2025 are outlined in the following tables.

(In thousands of US Dollars, except for shares and per share amounts)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Revenue	$427,820	$170,846	$1,331,824	$730,382
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(205,818)	(101,888)	(753,539)	(462,527)
Gross profit excluding depreciation and amortization(1)	$222,002	$68,958	$578,285	$267,855
DDA	(14,440)	(12,955)	(71,743)	(47,621)
Gross profit	$207,562	$56,003	$506,542	$220,234
General and administrative expenses	$(45,606)	$(17,441)	$(120,794)	$(63,149)
Exploration and evaluation expenses	(3,782)	(12,600)	(16,490)	(23,818)
(Loss) gain on revaluation of financial instruments and embedded derivatives	(19,867)	15,553	(69,391)	5,836
Other losses	(14,108)	(4,325)	(35,964)	(125,193)
Net earnings before finance costs and income tax	$124,199	$37,190	$263,903	$13,910
Finance income (costs)	(12,550)	(6,998)	(26,550)	(19,276)
Net earnings (loss) before income tax	111,649	30,192	237,353	(5,366)
Current income tax expense	$(99,450)	$(21,996)	$(175,001)	$(87,517)
Deferred income tax expense	(25,926)	(16,165)	(59,045)	(26,668)
Net (loss) earnings for the year	$(13,727)	$(7,969)	$3,307	$(119,551)

(Loss) earnings attributable to:
Shareholders of the Company	$(23,644)	$(10,280)	$(51,847)	$(115,632)
Non-controlling interests	9,917	2,312	55,154	(3,919)
Net (loss) earnings for the year	$(13,727)	$(7,968)	$3,307	$(119,551)

Net loss per share attributable to shareholders of the Company
Basic and Diluted	$(0.19)	$(0.03)	$(0.45)	$(0.43)

(In thousands of US Dollars, except per share amounts)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Net Loss attributable to Shareholders of the Company	$(23,644)	$(10,280)	$(51,847)	$(115,632)
Net Loss attributable to Shareholders of the Company per Share	$(0.19)	$(0.03)	$(0.45)	$(0.43)
(Loss) gain on revaluation of financial instrument	19,867	(15,553)	69,391	(5,836)
Depreciation of Korali share-based payment for permit	(1,164)	—	3,592	—
Foreign exchange	7,254	204	11,094	2,670
Share-based compensation	24,748	1,655	60,239	6,611
Settlement of Claim Matters, VAT adjustments and Other	13,604	9,354	44,327	99,372
Tax adjustments	$28,318	$24,148	$26,818	$49,161
Total increase to Attributable Net Earnings(2)	$92,627	$19,808	$215,461	$151,978
Total increase to Attributable Net Earnings(2) per share	$0.76	$0.06	$1.87	$0.56
Adjusted Net Earnings(1)	$68,983	$9,528	$163,614	$36,346
Adjusted Net Earnings(1) per Share	$0.56	$0.03	$1.42	$0.14

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating cash flows before income tax paid and working capital(5)	$227,134	$140,971	$637,032	$321,268
Income tax paid	—	(7,077)	(33,321)	(35,696)
Settlement of Mali Matters	$—	$(68,000)	$(42,198)	$(68,000)
Operating cash flows before movements in working capital(5)	$227,134	$65,894	$561,513	$217,572
Working capital movement(5)	(37,810)	(14,984)	(47,534)	(106,758)
Net cash generated from Operating activities	$189,324	$50,910	$513,979	$110,814
Net cash used in Investing activities	(96,314)	(73,690)	(432,067)	(193,405)
Net cash generated from Financing activities	131,759	152,142	184,857	151,227
Net increase in cash and cash equivalents	$224,769	$129,362	$266,769	$68,636

Net cash generated from operating activities for the three months ended December 31, 2025 was $189.3 million. This compares to $50.9 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by significantly higher gold sales and higher realized gold prices. Prior year cash flows were further negatively impacted by the settlement of claim matters and higher income taxes paid. Working capital impact for the quarter is related to normal course movements in inventory (including stockpiles) and timing of accounts payable, along with year-end accruals.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended December 31, 2025 increased significantly, at an inflow of $227.1 million compared with the prior year comparative quarter inflow of $141.0 million. This was due to higher gold sales and higher realized gold prices. The impact of higher sales was partially offset by lower proceeds from stream arrangements and prepays in the current period.

As at December 31, 2025, the Company had cash and cash equivalents of $479.8 million, compared with $225.0 million as at December 31, 2024.

ALLIED GOLD
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

(In thousands of US Dollars except for shares and per share amounts)	For years ended December 31,
	2025	2024
Revenue	$1,331,824	$730,382
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(753,539)	(462,527)
DDA	(71,743)	(47,621)
Gross profit	$506,542	$220,234
General and administrative expenses	$(120,794)	$(63,149)
Exploration and evaluation expenses	(16,490)	(23,818)
(Loss) gain on revaluation of financial instruments	(69,391)	5,836
Other losses	(35,964)	(125,193)
Net earnings before finance costs and income tax	$263,903	$13,910
Finance costs	$(26,550)	$(19,276)
Net earnings (loss) before income tax	$237,353	$(5,366)
Current income tax expense	$(175,001)	$(87,517)
Deferred income tax expense	(59,045)	(26,668)
Net earnings (loss) for the year	$3,307	$(119,551)

(Loss) earnings attributable to:
Shareholders of the Company	$(51,847)	$(115,632)
Non-controlling interests	55,154	(3,919)
Net earnings (loss) for the year	$3,307	$(119,551)

(Loss) earnings per share attributable to shareholders of the Company
Basic and Diluted	$(0.45)	$(1.29)

ALLIED GOLD
CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of US Dollars)	For years ended December 31,
	2025	2024
Net inflow (outflow) of cash related to the following activities
Operating
Net earnings (loss) for the year	$3,307	$(119,551)
Income tax expense	234,046	114,185
Adjustments for:
Share-based compensation	60,238	6,538
DDA	72,374	48,982
Loss (gain) on revaluation of financial instruments	69,391	(8,201)
Other losses	15,995	104,923
Non-cash revenue from stream arrangements	(16,395)	(15,834)
Finance costs	26,550	19,276
Proceeds from streaming arrangements	181,250	170,950
Operating cash flows before income tax paid and movements in working capital	$637,032	$321,268
Income tax paid	(33,321)	(35,696)
Settlement of Mali matters	(42,198)	(68,000)
Operating cash flows before movements in working capital	$561,513	$217,572
Increase in trade receivables, prepayments and other receivables	(85,589)	(39,501)
Increase in inventories	(12,224)	(107,707)
Increase in trade and other payables	50,279	40,450
Net cash generated from operating activities	$513,979	$110,814
Investing activities
Purchase of mineral property, plant and equipment	(408,136)	(179,191)
Borrowing costs capitalized	(9,387)	(7,023)
Capitalized exploration and evaluation	(14,544)	(7,191)
Net cash used in investing activities	$(432,067)	$(193,405)
Financing activities
Proceeds from public placement	$206,390	$162,117
Public placement transaction costs	(10,083)	(9,100)
Dividend paid to NCI	(9,085)	—
Repayment of loans	(1,859)	(1,268)
Finance costs paid	—	(2,347)
Other interest received or finance costs (paid)	(506)	1,825
Net cash generated from financing activities	$184,857	$151,227
Net increase in cash and cash equivalents	$266,769	$68,636
Cash and cash equivalents at beginning of year	224,994	158,638
Effect of foreign exchange rate changes	(11,986)	(2,280)
Cash and cash equivalents, end of the year	$479,777	$224,994

ALLIED GOLD
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of US dollars)	As at December 31, 2025	As at December 31, 2024
Assets
Current assets
Cash and cash equivalents	$479,777	$224,994
Trade receivables, prepayments, and other receivables	117,093	59,433
Derivative financial asset	26,703	—
Inventories	140,136	164,859
Total current assets	$763,709	$449,286
Non-current assets
Mineral property, plant and equipment	$1,240,630	$795,645
Trade receivables, prepayments and other receivables	28,798	4,355
Deferred tax assets	3,377	21,656
Inventories	70,056	42,418
Restricted cash	17,109	6,494
Total assets	$2,123,679	$1,319,854

Liabilities and Total Equity
Current liabilities
Trade and other payables	$373,193	$247,708
Derivative financial liability	167,260	2,594
Income tax payable	177,122	72,060
Provisions	16,134	15,115
Deferred and contingent consideration	30,117	7,415
Borrowings	154,312	96,356
Deferred revenue	67,427	40,878
Lease obligations	2,999	2,877
Total current liabilities	$988,564	$485,003
Non-current liabilities
Provision for reclamation and closure costs	187,623	126,803
Deferred tax liability	56,071	15,305
Deferred and contingent consideration	44,906	83,563
Deferred revenue	329,373	164,540
Other Liabilities	—	15,457
Lease obligations	12,463	12,886
Total non-current liabilities	$630,436	$418,554
Total liabilities	$1,619,000	$903,557

Equity
Share capital	$813,355	$587,119
Retained earnings (deficit)	(280,806)	(236,794)
Accumulated OCI	(155,854)	(13,052)
Share-based payments reserve	30,914	8,492
Total equity attributable to shareholders of the Company	$407,609	$345,765
Non-controlling interests	97,070	70,532
Total equity	$504,679	$416,297
Total liabilities and shareholders' equity	$2,123,679	$1,319,854

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section below in this news release.
(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.
(3)	Included in gold ounces sold for the twelve months ended December 31, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.
(4)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.
(5)	Working Capital movement refers to the sum of
a. (Increase) / decrease in trade and other receivables
b. (Increase) / decrease in inventories
c. Increase / (decrease) in trade and other payables

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per gold ounce sold;
  AISC per gold ounce sold;
  Gross profit excluding DDA;
  Sustaining, Expansionary and Exploration Capital Expenditures;
  Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
  EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Adjusted AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless otherwise noted)	For three months ended December 31, 2025				For three months ended December 31, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$42,969	$47,788	$115,061	$205,818	$27,330	$47,265	$27,293	$101,888
DDA	3,985	6,360	4,095	14,440	8,923	2,598	1,433	12,954
Cost of Sales	$46,954	$54,148	$119,156	$220,258	$36,253	$49,863	$28,726	$114,842
Cash Cost Adjustments
DDA	$(3,985)	$(6,360)	$(4,095)	$(14,440)	$(8,923)	$(2,598)	$(1,433)	$(12,954)
Agbaou Contingent Consideration	—	2,523	—	2,523	—	1,293	—	1,293
Silver by-Product credit	(258)	(95)	(374)	(727)	(151)	(50)	(71)	(272)
Total Cash Costs(1)	$42,711	$50,216	$114,687	$207,614	$27,179	$48,508	$27,222	$102,909

AISC(1) Adjustments
Reclamation & Remediation Accretion	$137	$156	$140	$433	$218	$318	$560	$1,096
Exploration Capital	1,334	1,521	4	2,859	—	—	65	65
Exploration Expenses	—	—	2,752	2,752	1,707	1,331	9,791	12,829
Sustaining Capital Expenditures	8,684	1,556	69	10,309	6,031	1,418	3,682	11,131
IFRS 16 Lease Adjustments	322	322	—	644	322	322	—	644
Total AISC(1)	$53,188	$53,771	$117,652	$224,611	$35,457	$51,897	$41,320	$128,674

Gold Ounces Sold	30,465	27,060	55,921	113,446	22,979	27,171	14,619	64,769

Cost of Sales per Gold Ounce Sold	$1,541	$2,001	$2,131	$1,942	$1,578	$1,835	$1,965	$1,773
Cash Cost(1) per Gold Ounce Sold	$1,402	$1,856	$2,051	$1,830	$1,183	$1,785	$1,862	$1,589
AISC(1) per Gold Ounce Sold	$1,746	$1,987	$2,104	$1,980	$1,543	$1,910	$2,826	$1,987

(In thousands of US Dollars, unless otherwise noted)	For year ended December 31, 2025				For year ended December 31, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$140,712	$146,822	$466,005	$753,539	$113,356	$155,995	$193,176	$462,527
DDA	33,284	15,430	23,029	71,743	33,464	7,974	6,183	47,621
Cost of Sales	$173,996	$162,252	$489,034	$825,282	$146,820	$163,969	$199,359	$510,148
Cash Cost Adjustments
DDA	$(33,284)	$(15,430)	$(23,029)	$(71,743)	$(33,464)	$(7,974)	$(6,183)	$(47,621)
Agbaou Contingent Consideration	—	6,190	—	6,190	—	3,635	—	3,635
Silver by-Product credit	(811)	(263)	(1,431)	(2,505)	(474)	(181)	(357)	(1,012)
Total Cash Costs(1)	$139,901	$152,749	$464,574	$757,224	$112,882	$159,449	$192,819	$465,150

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$549	$624	$1,394	$2,567	$873	$1,273	$2,241	$4,387
Exploration Capital	3,728	4,160	365	8,253	—	—	1,200	1,200
Exploration Expenses	578	423	11,919	12,920	2,680	7,840	13,298	23,818
Sustaining Capital Expenditures	17,438	30,791	3,402	51,631	20,407	5,888	20,064	46,359
IFRS 16 Lease Adjustments	1,287	1,287	—	2,574	751	751	—	1,502
Total AISC(1)	$163,481	$190,034	$481,654	$835,169	$137,593	$175,201	$229,622	$542,416

Gold Ounces Sold	97,436	83,762	236,970	418,168	88,776	79,394	145,285	313,455
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	97,436	83,762	228,815	410,013	88,776	79,394	145,285	313,455

Cost of Sales per Gold Ounce Sold	$1,786	$1,937	$2,137	$2,013	$1,654	$2,065	$1,372	$1,627
Cash Cost(1) per Gold Ounce Sold	$1,436	$1,824	$2,030	$1,847	$1,272	$2,008	$1,327	$1,484
AISC(1) per Gold Ounce Sold	$1,678	$2,269	$2,105	$2,037	$1,550	$2,207	$1,580	$1,730

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 6, 9, and 11 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) related to the reverse takeover transaction events and other items,
  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
  One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
  Non-recurring provisions,
  Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Non-recurring provisions,
  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Net Loss	$(13,727)	$(7,969)	$3,307	$(119,551)
Finance (income) costs, net	$12,550	$6,998	$26,550	$19,276
DDA	14,440	12,955	71,743	47,621
Current income tax expense	99,450	21,996	175,001	87,517
Deferred income tax (expense) recovery	25,926	16,165	59,045	26,668
EBITDA(1)	$138,639	$50,145	$335,646	$61,531

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
EBITDA(1)	$138,639	$50,145	$335,646	$61,531
(Loss) gain on revaluation of financial instrument	19,867	(15,553)	69,391	(5,836)
Foreign exchange	7,254	204	11,094	2,670
Share-based compensation	24,748	1,655	60,239	6,611
Settlement of Claim Matters, VAT adjustments and Other	14,108	10,861	47,455	121,193
Adjusted EBITDA(1)	$204,616	$47,312	$523,825	$186,169

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties;
  the Company’s expectations relating to the performance of its mineral properties, including improved operating performance expected to continue in 2026 and beyond;
  Kurmuk remaining on schedule and on budget, with operations expected to commence in mid-2026;
  the Ethiopian Electrical Power Company advancing power line construction, which is expected to be completed before commissioning at Kurmuk, with pre-commissioning activities planned to begin at the start of the second quarter, with the first gold expected in mid-2026;
  progress and expectations with respect to the Company's expansion plans at Sadiola;
  the estimation of Mineral Reserves and Mineral Resources;
  the conversion of Mineral Resources to Mineral Reserves;
  opportunities to further increase the Mineral Resources in Mali, Côte d'Ivoire and Ethiopia to meet long term resource goals;
  the Company having begun development of a management plan to address Artisanal and Small-Scale Gold Mining in the jurisdictions in which the Company operates;
  the Company’s key focus for 2026 is to continue implementing its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows;
  the Company's key strategic priority to complete construction and the commencement of operations at the Kurmuk Project, expected in mid-2026, while continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations;
  the timing and amount of estimated future production in 2026 and beyond;
  the Company’s exploration plans and proposed budget for its mineral properties;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Arrangement with Zijin Gold, including the benefits, timing and expectations in connection with completion and an orderly transition of the Company;
  the Company’s expectation regarding the timing of mining studies;
  the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
  the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
  the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with obtaining all necessary regulatory and court approvals to complete the Arrangement with Zijin Gold; in a timely manner or at all, risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to herein and in the Company's most recent Annual Information Form, annual report on Form 40-F and management’s discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 CIM Standards and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine	6,601	0.87	185	26,217	1.32	1,111	32,819	1.23	1,296
Agbaou Mine	1,798	1.07	62	3,810	1.53	188	5,608	1.39	250
Total Mineral Reserves	55,114	1.13	2,007	192,023	1.48	9,156	247,137	1.41	11,164

Notes:

  Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

  Includes an allowance for mining dilution at 8% and ore loss at 3%
  A base gold price of $1700/oz was used for the pit optimization with $1800/oz for Korali Sud
  The cut-off grades used for Mineral Reserves reporting were informed by a $1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

  Includes an allowance for mining dilution at 18% and ore loss at 2%
  A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.
  The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

  Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%
  A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:
    With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
    Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
  A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:
    With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
    Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

  Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore at 1%
  A base gold price of $1800/oz was used for the Mineral Reserves for the:
    Pit designs (revenue factor 1.00)
    Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2025.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine	8,339	1.14	306	32,316	1.38	1,436	40,654	1.33	1,742
Agbaou Mine	3,064	1.25	123	4,537	1.73	252	7,601	1.53	374
Total Mineral Resources (M&I)	70,595	1.11	2,522	266,118	1.49	12,771	336,713	1.41	15,292

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2025.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine	1,659	1.65	88
Agbaou Mine	781	2.62	66
Total Mineral Resources (Inferred)	54,183	1.20	2,091

Notes:

  Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to 31 December 2024
  The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.
  Rounding of numbers may lead to discrepancies when summing columns
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.